New Gold Zone Discovery at Buckreef Gold – 2.9 km Strike Length

FOR IMMEDIATE RELEASE – June 21st, 2021

TORONTO, June 21st, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) (operating through its wholly owned subsidiary in Tanzania) and its joint venture partner, The State Mining Company (STAMICO), announces that it has made a  new discovery of three closely spaced parallel, gold bearing structures at the Buckreef Gold Company Limited’s (Buckreef Gold) project, collectively now known as the Anfield Zone.

Highlights

•The new prospective gold mineralized zones, totaling a combined 2.9 kilometer (km) strike length were identified through geological (field) mapping, sampling and examination of artisanal workings. Collectively, they have been named the Anfield Zone (see next pages for maps).

•Grab samples of mineralized bed (fresh) rock have been assayed, with highlights of:

37.52 g/t, 28.55 g/t and 14.42 g/t.

•Located approximately 500 meters (m) to the east of the Buckreef Gold Main Zone.

•Aligns with and trends towards the Eastern Porphyry Mineral Resource.

•Follow-up field work and diamond drilling planned for 2021 and 2022.

Mr. Stephen Mullowney, CEO (TanGold) commented, “As part of the new management team’s continued in- depth assessment of the Buckreef Gold asset and empowerment of local management, we continue to be excited by the greenfield exploration potential of the Buckreef Gold land package. Along with the announced Buckreef West discovery (see press release dated May 3rd, 2021), the Anfield Zone is our second new discovery in less than 2 months.  Combined with the positive metallurgical results (see press release dated June 9th, 2021), in conjunction with the Buckreef Gold Main Zone, these discoveries provide us with continued confidence that Buckreef Gold will develop into a significant gold producing asset.”

Mr. Andrew Cheatle, COO (TanGold) added, “I am thrilled with the work of the Buckreef Gold Team, who were keen to ‘get their boots out on the ground’ and explore targets and generate new ones; this has resulted in the discovery of the Anfield Zone – 2.9 km of prospective trend. We will be drilling the new target as soon as practicable.”

Figure 1: Artisanal Mine Shaft Sample - Assayed at 28.55 g/t

Figure 2: Anfield Zone in Relation to Buckreef Gold Main Zone, Buckreef West & Eastern Porphyry (White Dots Represent Artisanal Mine Workings – See Figure 4 for Legend)

391,000 mE
391,500 mE
392,000 mE
392,500 mE
393,000 mE
9,659,500 mN
9,659,000 mN
9,658,500 mN
9,658,000 mN
9,657,500 mN
9,657,000 mN
9,656,500 mN
9,656,000 mN
N
W
E
S
BR West
BR Main Zone
Eastern Porphyry
ANFIELD
LEGEND
Artisinal Workings
All intercept by Au_ppm
3 to 62
2 to 3
1 to 2
0.6 to 1
0.3 to 0.6
0 to 0.3
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
Date:15/6/2021
Author: Isaac B
Drawing: Joyce M
Scale: 1:10,000
BUCKREEF PROJECT
MAJOR DISCOVERY
"THE ANFIELD ZONE"
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
0
100
200
400
metres

Further Details on the Anfield Zone Discovery

Buckreef Gold’s Geological Team have made a significant gold discovery to the east of, and parallel to the Buckreef Gold Main Zone (The Main Zone Mineral Resource contains 35.88 MT @ 1.77 g/t, containing 2.04 M oz in the Measured and Indicated Mineral Resource category). The discovery has been made through field / geological mapping of outcrops and scattered artisanal workings, with care being taken to differentiate between fresh rock mining and alluvial mining. Mapping was undertaken from March 2021 through to June 2021. The fresh rock samples, obtained from a deeper artisanal mine shaft, have all the hallmark characteristics of mineralization associated with the Main Zone.

Multiple artisanal shafts have been mapped, most of which are currently flooded. From this mapping, three distinct mineralized zones all aligning with local mine scale shear fabric have been interpreted. The Anfield Zone is parallel to and is located approximately 500 m to the east of the Buckreef Gold Main Zone. Further, the trend aligns with the Eastern Porphyry Mineral Resource. (Measured and Indicated MR or 1.1MT @ 1.18 g/t containing 41.7 k oz of gold, and an Inferred Mineral Resource of 1.24 MT @ 1.39 g/t containing 55.38 k oz of gold).

The early-stage observation of the Anfield Zone geology is that it is characterized by mafic units composed of dolerite and basalt, intruded by NE-SW trending felsic porphyry units. East-west and northeast-southwest structures are prominent across the Anfield Zone. By comparison, the Buckreef Gold Main Zone is described as a shear zone hosted gold deposit within a sequence of mafic basalts and dolerites, near basement granite. The host rocks at the Buckreef Gold deposit comprise primarily pillowed, amygdaloidal and massive mafic meta-volcanic rocks which have been intruded by medium to coarse grained dolerite sills and dykes. Further geological work and diamond drilling will continue to examine the similarities (and differences) between the two closely spaced zones.

Initial grab samples were collected from the Anfield Zone, specifically where a deeper shaft had been sunk by artisanal miners. Full assay results are shown in the table below:

A second sampling campaign of grab samples was also undertaken in June 2021 to verify the initial high-grade results. Full assay results are shown in the table below:

Notes:

The sample chain of custody is managed by the Buckreef Gold Geology Team on site. Reported results are from grab samples selected from piles of excavated rock located next to the abandoned artisan pits. The rock chips were carefully sampled by geologist and grouped based on the intensity of shearing, alteration and quartz veining.

The samples were subjected by insertion of blank coarse materials to ensure quality assurance and quality control at this early stage of the program. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample preparation and analysis are performed by independent Nesch Mintech Laboratory in Mwanza, Tanzania. Nesch Mintech Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this release are from Anfield Zone. The zone is about 500m East of and subparallel to known Buckreef Main Zone.

qv=quartz vein, py=pyrite, quart-Carb = quartz – carbonate vein.

Buckreef Gold actively maintains positive relationships with the limited number of artisanal miners currently in the vicinity of the Anfield Zone, which is well demonstrated from the geological mapping and sampling campaigns. While there are a significant number of artisanal workings in the area, most are now flooded and inaccessible.

Figure 3: Artisanal Mine Shaft Samples from the Anfield Zone and Map

Mineralization (textures, quartz veins, silicification and sulphide minerals) is geologically similar to the Buckreef Gold Main Zone

Figure 4: Buckreef Gold Special Mining License - Anfield Zone in Relation to Buckreef Gold Main Zone, Buckreef West & Eastern Porphyry (White Dots Represents Artisanal Mine Workings)

388000
390000
392000
394000
396000
9660000
9658000
9656000
N
BR West
Main Zone
Eastern
Porphyry
ANFIELD
LEGEND
Artisinal Workings
All intercept by Au_ppm
3 to 62
2 to 3
1 to 2
0.6 to 1
0.3 to 0.6
0 to 0.3
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
BUCKREEF PROJECT
MAJOR DISCOVERY
"THE ANFIELD ZONE"
0
250
500
1,000

Figure 5: Buckreef Gold Management with TanGold Management at the Anfield Zone

The naming of the new discovery is the result of the close comradery and teamwork of the Buckreef Gold Geology Team and was inspired by their love of European football and their favorite team, the Liverpool Football Club.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef Gold in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, that the Anfield Zone will lead to commercial production, that the Buckreef Gold will develop into a significant gold producing  asset, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.